Exhibit 99.1

Canadian Solar Reports First Quarter 2015 Results

GUELPH, Ontario, May 7, 2015 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•                  Total solar module shipments were 1.23 GW, of which 1.03 GW was recognized in revenue, compared to 897 MW recognized in revenue in the fourth quarter of 2014, and first quarter guidance in the range of 1.0 GW to 1.03 GW.

•                  Net revenue was $860.9 million, compared to $956.2 million in the fourth quarter of 2014 and first quarter guidance in the range of $725 million to $775 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 35.9% compared to 51.7% in the fourth quarter of 2014.

•                  Gross margin was 17.8%, compared to 19.3% in the fourth quarter of 2014 and first quarter guidance in the range of 16% to 18%.

•                  Net income attributable to Canadian Solar was $61.3 million, or $1.04 per diluted share, compared to $75.7 million, or $1.28 per diluted share, in the fourth quarter of 2014.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.04 billion, compared to $1.02 billion at the end of the fourth quarter of 2014.

•                  Net cash generated from operating activities was $124.9 million, compared to net cash generated from operating activities of $259.1 million in the fourth quarter of 2014.

•                  During the quarter, the Company closed the sale of three solar power plants in Canada, and connected four solar power plants to the grid in the United Kingdom.

•                  At the end of the quarter, the Company completed the acquisition of Recurrent Energy, LLP (“Recurrent”) from Sharp Corporation, expanding its project pipeline to 8.5 GW.

First Quarter 2015 Results

Net revenue for the first quarter of 2015 was $860.9 million, down 10.0% from $ 956.2 million in the fourth quarter of 2014 and up 84.6% from $466.3 million in the first quarter of 2014.  Total solar module shipments in the first quarter of 2015 were 1.23 GW, of which 1.03 GW was recognized in revenue, compared to 897 MW recognized in revenue in the fourth quarter of 2014 and 500 MW recognized in revenue in the first quarter of 2014.  Solar module shipments recognized in revenue in the first quarter of 2015 included 124 MW used in the Company’s total solutions business, compared to 163 MW in the fourth quarter of 2014 and 49 MW in the first quarter of 2014.

By geography, in the first quarter of 2015, sales to the Americas represented 48.7% of net revenue, sales to Asia and other markets represented 33.6% of net revenue, and sales to Europe represented 17.7% of net revenue, compared to 61.8%, 32.7% and 5.5%, respectively, in the fourth quarter of 2014 and 43.6%, 50.4% and 6.0%, respectively, in the first quarter of 2014.

	Q1 2015		Q4 2014		Q1 2014
	US$M	%	US$M	%	US$M	%
The Americas	419.1	48.7	590.8	61.8	203.4	43.6
Asia and others	289	33.6	312.4	32.7	234.7	50.4
Europe	152.8	17.7	53	5.5	28.2	6
Total	860.9	100	956.2	100	466.3	100

Gross profit for the first quarter of 2015 was $153.0 million, compared to $184.9 million in the fourth quarter of 2014 and $68.6 million in the first quarter of 2014.  Gross margin in the first quarter of 2015 was 17.8%, compared to 19.3% in the fourth quarter of 2014 and 14.7% in the first quarter of 2014.  The sequential decrease in gross margin was primarily due to lower average selling price of modules and lower margin from the total solution business in Canada.

Total operating expenses were $74.2 million in the first quarter of 2015, up 7.7% from $68.9 million in the fourth quarter of 2014 and 76.6% from $42.0 million in the first quarter of 2014.

Selling expenses were $40.8 million in the first quarter of 2015, up 12.7% from $36.2 million in the fourth quarter of 2014 and 65.0% from $24.7 million in the first quarter of 2014. The sequential increase was primarily due to higher shipping and handling expenses. The year-over-year increase was primarily due to higher shipment volume as well as an increase in external sales commissions.

General and administrative expenses were $29.5 million in the first quarter of 2015, up 0.9% from $29.3 million in the fourth quarter of 2014 and 100.4% from $14.7 million in the first quarter of 2014.  The sequential increase was primarily due to increase in professional fees and expenses, partially offset by decrease in salary and bonus expenses. The year-over-year increase was primarily due to higher labor costs and increase in various professional fees and expenses, of which $4.1 million was related to the acquisition of Recurrent.

Research and development expenses were $3.9 million in the first quarter of 2015, compared to $3.4 million in the fourth quarter of 2014 and $2.5 million in the first quarter of 2014.

Operating margin was 9.1% in the first quarter of 2015, compared to 12.1% in the fourth quarter of 2014 and 5.7% in the first quarter of 2014.

Interest expense was $11.2 million in the first quarter of 2015, compared to $12.1 million in the fourth quarter of 2014 and $12.0 million in the first quarter of 2014. The sequential decrease was primarily due to lower bank charges.

Interest income in the first quarter of 2015 was $4.3 million, compared to $4.2 million in the fourth quarter of 2014 and $2.8 million in the first quarter of 2014.

The Company recorded a gain on change in fair value of derivatives of $7.9 million in the first quarter of 2015, compared to a gain of $14.9 million in the fourth quarter of 2014 and a loss of $7.4 million in the first quarter of 2014.  Foreign exchange loss in the first quarter of 2015 was $1.0 million compared to foreign exchange loss of $19.8 million in the fourth quarter of 2014 and foreign exchange gain of $0.9 million in the first quarter of 2014.

Income tax expense in the first quarter of 2015 was $19.7 million, compared to income tax expense of $27.5 million in the fourth quarter of 2014 and income tax expense of $7.3 million in the first quarter of 2014.

Net income attributable to Canadian Solar in the first quarter of 2015 was $61.3 million, or $1.04 per diluted share, compared to net income of $75.7 million, or $1.28 per diluted share, in the fourth quarter of 2014, and net income of $3.8 million, or $0.07 per diluted share, in the first quarter of 2014.

Financial Condition

The Company had $1.04 billion of cash, cash equivalents and restricted cash as of March 31, 2015, compared to $1.02 billion as of December 31, 2014.

Accounts receivable, net of allowance for doubtful accounts, at the end of the first quarter of 2015 were $327.8 million, compared to $366.9 million at the end of the fourth quarter of 2014.  Accounts receivable turnover was 45 days in the first quarter of 2015, compared to 42 days in the fourth quarter of 2014.

Inventories at the end of the first quarter of 2015 were $400.1 million, compared to $432.3 million at the end of the fourth quarter of 2014.  Inventory turnover was 57 days in the first quarter of 2015, compared to 51 days in the fourth quarter of 2014.

Accounts and notes payable at the end of the first quarter of 2015 were $900.4 million, compared to $801.0 million at the end of the fourth quarter of 2014.

Short-term borrowings at the end of the first quarter of 2015 were $885.6 million, compared to $725.5 million at the end of the fourth quarter of 2014.  Long-term debt at the end of the first quarter of 2015 was $125.9 million, compared to $134.3 million at the end of the fourth quarter of 2014.  Senior convertible notes totaled $150.0 million at the end of the first quarter of 2015, unchanged from the end of the fourth quarter of 2014.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $123.8 million at the end of the first quarter of 2015.

A preliminary allocation of the purchase price of Recurrent, to the assets acquired and liabilities assumed was made based on available information and management’s current estimates. The Company is currently finalizing the valuation of the assets acquired and liabilities assumed. The final allocation of the purchase price may differ from this preliminary allocation.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked:  “2015 started out strong for Canadian Solar, with both solar module shipments and revenue coming in ahead of our first quarter guidance. We have set a new record in quarter MW shipment, aided by strong demand in Japan, China, Europe and Latin America. We further consolidated our position as a Tier 1 global leader in the project development space with the close of our Recurrent Energy acquisition at the end of March.  This acquisition immediately expanded our total project pipeline to 8.5 GW, with approximately 2.4 GW of late-stage projects.  Along with the Recurrent project pipeline, we have also acquired a highly motivated group of employees with a long history of successful project development, financing, engineering, construction and sales.  All of this provides momentum as we continue to pursue our YieldCo strategy to build value for Canadian Solar and our shareholders.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “We are pleased with our record results for a first quarter, as well as with the underlying positive trends of our business.  Gross margin for the first quarter came in at the high-end of our guidance, as we partially offset the impact of a lower module ASP with ongoing manufacturing cost reductions. We ended the quarter with $1.04 billion of cash, cash equivalents and restricted cash, up from $1.02 billion at the end of the prior quarter.  We continue to focus on using our balance sheet to support the growth opportunities that will drive the highest value for our company and shareholders, both organically and through mergers and acquisitions, as we did with our acquisition of Recurrent.  Another positive for us was the reduction of both our inventory and accounts receivable balances at the end of the quarter compared to the prior quarter.  These improvements further reflect our ongoing efforts to improve organizational efficiencies and to reduce manufacturing costs wherever possible.”

Utility Scale Project Pipeline Update

During the first quarter of 2015, Canadian Solar’s late-stage, utility-scale solar projects increased by approximately 1.0 GW to 2.5 GW principally due to the acquisition of Recurrent. These projects include owned and joint-venture projects, as well as projects where the Company provides engineering, procurement, and construction (“EPC”) services. The Company would like to caution that some of the projects under development may fail to secure all the permits and grid-connection approvals and as a result may not reach completion.

In Canada, as previously announced, the Company closed the sale of three solar power plants (GoldLight, Glenarm, and CityLights) totaling 30 MW AC and valued at over C$202 million ($162 million).  The Company’s late stage, utility-scale solar project pipeline in Ontario, Canada, now stands at approximately 184.2 MW DC, representing a revenue opportunity of approximately C$600 million as the projects are completed and revenue can be recognized under U.S. GAAP rules.

The following table summarizes the status of the Company’s late-stage, utility-scale solar projects in Ontario, Canada at as of March 31, 2015:

Canadian Solar Developed	MWDC	Status	Expected COD
Alfred	14.1	Engineering	2015 Q4
Illumination LP	14.0	Engineering	2015 Q4
Beam Light LP	14.0	Engineering	2015 Q4
Earth Light LP	14.1	Engineering	2015 Q4
Lunar Light LP	14.0	In Construction	2015 Q2
Aria LP	14.8	Engineering	2015 Q4
Total CSIQ Developed (SALE in 2015)	85.0

3rd Party Developed (EPC)	MWDC	Status
Samsung Phase I	133.6	In Construction	2015 Q2
Samsung Phase II	141.0	In Construction	2015 Q3
Total EPC Projects	274.6
EPC MW Recognized into Revenue in Prior Quarters	175.4
Total Project Backlog	184.2

At the end of the first quarter of 2015, the Company’s late-stage, utility-scale solar project pipeline in the United States totaled approximately 1.0 GW DC. Permitting is completed for six and procurement is completed for five of the seven projects acquired from Recurrent, and the Company expects to break ground on three projects in the next three months. The Company’s late stage pipeline in the U.S. are listed in the table below:

Late Stage Pipeline	MWDC	State	Status	Expected COD
Astoria	131	CA	NTP in 2015	2016
Astoria 2	100	CA	NTP in 2015	2016
Project A	78	CA	NTP in 2015	2016
Mustang	134	CA	NTP in 2015	2016
Tranquility	258	CA	NTP in 2015	2016
Project B	200	TX	NTP in 2015	2016
Project C	120	CA	NTP in 2015	2016
Total	1,021

Note: NTP means Notice to Proceed, indicating the permitting process is complete and construction can start.

In Japan, at the end of the first quarter of 2015, the pipeline of  projects under development increased to 720 MW DC, of which approximately 262 MW DC have full grid connection approval (Keitou Renkei Shoudakusho) and approximately 100 MWp are either in construction or near ready to start construction.  The Company is adjusting its plan as a result of delays in permitting and now expects to complete construction and grid connection of approximately 45 MWp of projects in Japan during 2015. Additionally, the Company is evaluating several opportunities to expand its project pipeline in the Japanese market with at least 120 MWp of acquisitions currently under negotiation.  Some of the projects under development in Japan may fail to secure all the permits and grid-connection approvals and as a result may not reach completion.

In China, as previously disclosed, the Company has 340 MW DC of projects under development and hopes to connect approximately 320 MW DC to the grid in 2015.

In Brazil, the Company has won the right to develop three solar power plants totaling 114 MW DC in Vazante, in the state of Minas Gerais.  Canadian Solar expects these solar power plants to be connected to the grid in 2016.  Once connected, the electricity generated will be purchased by a Brazilian government entity, under a 20-year power purchase agreement.

In the United Kingdom, at the end of the first quarter of 2015, the Company connected four projects totaling 40.2 MWp to the grid, namely, Hoplass Solar Park, Christchurch Solar Park, Coombe Solar Park, and Moat Farm Solar Plant. Hoplass Solar Park, has a total system size of 10.3 MWp Christchurch Solar Park, has a total system size of 18 MWp, Coombe Solar Park has a total system size of 7.3 MWp and Moat Solar Plant has a total system size of 4.6 MWp. All the power plants started commercial operation before March 30, and are eligible for a 1.4 ROC (Renewable Obligation Certificate). Canadian Solar’s late-stage project pipeline in the United Kingdom totals 52.5 MWp, all of which are expected to be connected to the grid during 2015.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, and the global and local financing environment and is also subject to uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the second quarter of 2015, the Company expects total module shipments to be in the range of approximately 950 MW to 1000 MW, including approximately 165 MW of shipments to the Company’s utility-scale solar projects that will not be recognized in second quarter 2015 revenue. Total revenue for the second quarter of 2015 is expected to be in the range of $570 million to $620 million, with gross margin expected to be between 13.0% and 15.0%.

The estimated commercial operation date (“COD”) of all of the Company’s late-stage projects in Canada, the U.S., Japan and China is subject to change without notice as a result of delays in permitting and construction, among other risk factors.  The acceptance testing and closing process for projects only starts after COD.  The length of acceptance testing may be affected by solar radiation levels and other weather conditions.  As a result, the transfer of ownership to end customers may not always occur in the same quarter as COD. For the reasons noted, there is a risk that that actual results may differ from current management expectations.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “This is an exciting time for us to be in the solar industry.  All of our hard work since founding the Company has positioned Canadian Solar as a strong global leader of the solar industry.  We are in the right markets with an excellent team capable of delivering on our growth strategy.  We have always taken a long-term view on the solar energy market.  Our goal is to build upon Canadian Solar’s strengths, to create sustainable value for our shareholders.  We are positive in our outlook for 2015 given our pipeline of solar projects in key markets worldwide.  Based on recent market reports and our own intelligence, we believe that Tier 1 demand may exceed Tier 1 supply later this year.  This is driven by policy factors, such as the acceleration of demand in the U.S. ahead of the investment tax credit (ITC) expiration in 2016 and the higher target for the domestic China market in 2015, along with continued strength in markets where we have an established leadership presence.  Favorable economic conditions have swung the energy demand pendulum further toward solar, which is resulting in rising demand worldwide.  As we have done in the past, we will likely make strategic capacity additions in order to meet the increased demand levels we are seeing and anticipate.  We plan to update the market on our business and progress around our evaluation of a potential YieldCo structure at our Investor Day on May 18, 2015.”

Recent Developments

On April 6, 2015, Canadian Solar announced that its wholly owned subsidiary, Canadian Solar Solutions Inc., had completed the sale of the third 10 MW AC solar power plant, “CityLights,” to Renewable Energy Trust Ontario Holdings, INC/ULC (RET Capital), at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis. This plant uses Canadian Solar’s CSX-P-300|305P panels.

On April 2, 2015, Canadian Solar announced that it had energized four projects totaling 40.2 MWp in the United Kingdom, namely, Hoplass Solar Park, Christchurch Solar Park, Coombe Solar Park, and Moat Farm Solar Plant. All four parks use Canadian Solar’s 60 cell solar modules, CS6P-250|255|260P.

On March 31, 2015, Canadian Solar announced that it had completed the acquisition of Recurrent, a leading North American solar energy developer, from Sharp Corporation. The transaction was supported by the issuance of a performance security guarantee of up to $75 million by Export Development Canada to backstop letters of credit issued against project development obligations by Recurrent. In addition, in conjunction with the acquisition, Credit Suisse agreed to provide Recurrent with a $150 million, one year senior secured bridge loan.

On March 30, 2015, Canadian Solar announced it had completed the sale of the 10 MW AC GoldLight solar power plant to an affiliate of DIF Infrastructure III. The plant is valued at over CAD$68 million (US$54 million) and uses approximately 46,800 of Canadian Solar’s CSX6-300|305|310P panels. The GoldLight plant commenced commercial operation on January 30, 2015, and will sell electricity pursuant to a 20-year Ontario Power Authority feed-in tariff contract.

On March 11, 2015, Canadian Solar announced that it will introduce the Company’s all-black solar module product line into the North and South American markets. The new product line includes both an all-black CS6K-M monocrystalline module and an all-black CS6K-P module, both of which feature improved, aesthetically pleasing black polycrystalline technology. This all-black module line is specifically targeted for consumers in the residential market.

Conference Call Information

The Company will hold a conference call on May 7, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., May 7, 2015 in Hong Kong).  The dial-in phone number for the live audio call is +1-866-318-8615 or +1-617-399-5134, with passcode 15815539.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the live call until 11:00 p.m. on May 14, 2015, U.S. Eastern Daylight Time (11:00 a.m., May 15, 2015 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 69669338.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale solar power projects. In the past 14 years, Canadian Solar has successfully deployed over 9 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable solar companies worldwide, having been publically listed on NASDAQ since 2006. For additional information about the company, products, and projects, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Ed Job, CFA	David Pasquale
Director, Investor Relations	Global IR Partners
Canadian Solar Inc.	Tel: +1-914-337-8801
investors@canadiansolar.com	csiq@globalirpartners.com

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014

Net revenues	$860,891	$956,152	$466,324
Cost of revenues	707,930	771,287	397,716

Gross profit	152,961	184,865	68,608

Operating expenses:
Selling expenses	40,839	36,224	24,746
General and administrative expenses	29,533	29,274	14,740
Research and development expenses	3,867	3,413	2,548
Total operating expenses	74,239	68,911	42,034

Income from operations	78,722	115,954	26,574
Other income (expenses):
Interest expense	(11,201)	(12,101)	(12,031)
Interest income	4,315	4,228	2,840
Gain (Loss) on change in foreign currency derivatives	7,877	14,859	(7,407)
Foreign exchange gain (loss)	(1,034)	(19,773)	873
Investment income	2,342	—	—
Others	389	489	47
Other income (expenses), net	2,688	(12,298)	(15,678)

Income before income taxes and equity in earnings of unconsolidated investees	81,410	103,656	10,896
Income tax expense	(19,706)	(27,478)	(7,345)
Equity in earnings (loss) of unconsolidated investees	72	(7)	521
Net income	61,776	76,171	4,072

Less: Net income attributable to non-controlling interests	447	436	289

Net income attributable to Canadian Solar Inc.	$61,329	$75,735	$3,783

Earnings per share - basic	$1.11	$1.37	$0.07
Shares used in computation - basic	55,279,052	55,157,017	52,638,946
Earnings per share - diluted	$1.04	$1.28	$0.07
Shares used in computation - diluted	60,239,072	60,206,680	55,176,154

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of US Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
Net income	61,776	76,171	4,072
Other comprehensive income(net of tax of nil):
Foreign currency translation adjustment	(36,874)	(11,272)	(11,985)
Comprehensive income (loss)	24,902	64,899	(7,913)
Less: comprehensive income attributable to non-controlling interests	2,788	723	86
Comprehensive income (loss) attributable to Canadian Solar Inc.	22,114	64,176	(7,999)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	March 31,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$407,015	$549,543
Restricted cash	612,263	439,961
Accounts receivable trade, net	327,796	366,939
Accounts receivable, unbilled	64,629	27,126
Amounts due from related parties	3,573	4,217
Inventories	400,148	432,325
Value added tax recoverable	34,513	20,271
Advances to suppliers - current	50,587	47,172
Foreign currency derivative assets	9,228	9,643
Project assets - current	413,231	235,228
Prepaid expenses and other current assets	165,414	183,461
Total current assets	2,488,397	2,315,886
Restricted cash	17,852	35,224
Property, plant and equipment, net	597,233	469,349
Deferred tax assets, net	69,316	66,856
Prepaid land use rights	19,532	13,286
Investments in affiliates	40,194	38,823
Intangible assets, net	7,485	6,606
Project assets - non-current	—	69,283
Other non-current assets	91,221	57,111
TOTAL ASSETS	$3,331,230	$3,072,424

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$885,623	$725,513
Accounts and notes payable	900,415	800,989
Amounts due to related parties	18,804	17,592
Other payables	170,279	112,584
Advances from customers	48,033	111,974
Foreign currency derivative liabilities	2,768	445
Other current liabilities	174,274	180,168
Total current liabilities	2,200,196	1,949,265
Accrued warranty costs	52,224	54,644
Convertible notes	150,000	150,000
Long-term borrowings	125,944	134,300
Liability for uncertain tax positions	15,822	15,579
Deferred tax liabilities - non-current	9,433	10,345
Loss contingency accruals	23,338	26,206
TOTAL LIABILITIES	2,576,957	2,340,339

Redeemable non-controlling interests	2,283	2,511

Equity:
Common shares	676,080	675,236
Additional paid-in capital	(24,483)	(25,682)
Retained earnings	108,328	46,999
Accumulated other comprehensive income (loss)	(19,157)	20,058
Total Canadian Solar Inc. shareholders’ equity	740,768	716,611
Non-controlling interests in subsidiaries	11,222	12,963
TOTAL EQUITY	751,990	729,574

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$3,331,230	$3,072,424